                                            Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-58237


                                1,065,601 SHARES

                                  EXCITE, INC.
                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock, no par value ("Common Stock") of Excite, Inc. (the "Company") offered hereby (the "Shares") are being sold by certain shareholders of the Company named herein under "Selling Shareholders" and may be offered for sale from time to time by and for the account of such shareholders (collectively, the "Selling Shareholders") as more fully described herein. Of these Shares, 33,714 Shares are issuable upon exercise of warrants (the "Warrants"). The Company will not receive any proceeds from the sale of Shares offered hereby by the Selling Shareholders. See "Use of Proceeds," "Selling Shareholders" and "Plan of Distribution." The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), during a period of time commencing on the effective date of the Registration Statement of which this Prospectus forms a part and ending on the earlier of (a) April 8, 2000, (b) the date on which all of the Shares offered hereby have been sold or (c) such date on which all of the Shares may be sold during any three-month period pursuant to Rule 144 under the Securities Act.

     The Common Stock is listed on the Nasdaq National Market under the symbol "XCIT." The shares of Common Stock offered hereby will be sold from time to time at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. On July 6, 1998, the closing price per share of the Common Stock on the Nasdaq National Market was $107.

     Of the 1,065,601 Shares of Common Stock offered hereby, 866,992 Shares (including 2,121 Shares issued upon exercise of assumed warrants) were originally issued by the Company in connection with a merger transaction that occurred on April 1, 1998 (the "Classifieds2000 Merger") in which the Company acquired all of the outstanding capital stock of Classifieds2000, Inc. ("Classifieds2000"). The remaining 198,609 Shares offered hereby (including 33,714 Shares issuable upon exercise of assumed warrants) were originally issued or are issuable by the Company in connection with an acquisition that occurred on April 8, 1998 (the "Acquisition") in which the Company acquired certain assets of a small company (the "Acquired Subsidiary"). The shares of Common Stock offered hereby represent less than 5% of the outstanding shares of the Company's Common Stock as of the date of this Prospectus. The Selling Shareholders, directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the Shares, jointly or severally, from time to time on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). See "Selling Shareholders" and "Plan of Distribution." Each of the Selling Shareholders, individually, reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made in the manner set forth above.

     The distribution of the Shares by the Selling Shareholders may be effected from time to time in one or more transactions in the over-the-counter market, on the Nasdaq National Market or in privately negotiated transactions directly with the purchasers, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any profit on the sale of the Shares by them and any discounts, concessions or commissions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. See "Plan of Distribution" for indemnification arrangements between the Company and the Selling Shareholders.
                            ------------------------

           THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF
       RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF
          CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
               AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                           PRICE TO THE     UNDERWRITING    PROCEEDS TO    PROCEEDS TO SELLING
                                            PUBLIC(1)         DISCOUNT        COMPANY        SHAREHOLDERS(1)
                                          --------------    ------------    -----------    -------------------
Per Share...............................  see text above        none           none          see text above
Total...................................  see text above        none           none          see text above

---------------
(1) The shares of Common Stock offered hereby will be sold from time to time at the then-prevailing market prices, at prices relating to prevailing market prices or at negotiated prices. The Company will pay expenses of registration estimated at $70,000.

                  THE DATE OF THIS PROSPECTUS IS JULY 7, 1998.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding the Company. The address of the Commission's Web site is http://www.sec.gov. The Company's Common Stock is quoted for trading on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed therewith or incorporated therein by reference. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated therein by reference, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected, without charge, at the Commission's principal office in Washington, D.C. and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company are hereby incorporated herein by reference:

(a) The Company's Annual Report on Form 10-K for the year ended December 31,
    1997.

(b) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998.

(c) The Company's Current Report on Form 8-K/A filed with the Commission on April 1, 1998 and the Company's Current Reports on Form 8-K filed with the Commission on April 17, 1998, May 11, 1998, May 15, 1998 (which report includes the Company's Supplemental Consolidated Financial Statements which give effect to the merger of the Company and MatchLogic, Inc. in a transaction accounted for as a pooling of interests), May 19, 1998 and June 1, 1998.

(d) The Company's definitive Proxy Statement filed April 30, 1998 in connection with the Company's 1998 Annual Meeting of Shareholders.

(e) All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering contemplated hereby.

(f) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (solely with respect to statements incorporated by reference herein from a document that was filed prior to the date of this Prospectus), or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for copies of such information should be directed to Investor Relations, Excite, Inc., 555 Broadway, Redwood City, California 94063; telephone number (650) 568-6000.

                                  THE COMPANY

     Excite is a global Internet media company offering consumers and advertisers comprehensive Internet navigation services with extensive personalization capabilities. The Excite Network consists of the Excite and WebCrawler brands. Excite offers, either independently or in conjunction with local content providers, localized versions of the Excite service in Australia, France, Germany, Japan, the Netherlands, Sweden and the United Kingdom. The Company was incorporated in June 1994. The principal executive offices of the Company are located at 555 Broadway, Redwood City, California 94063, and its telephone number is (650) 568-6000. In this Prospectus, the term "Excite" or the "Company" refers to Excite, Inc., a California corporation and its wholly-owned subsidiaries, unless the context otherwise requires.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in the Prospectus. In addition to the other information in or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

LIMITED OPERATING HISTORY; NO ASSURANCE OF PROFITABILITY; CERTAIN
FORWARD-LOOKING STATEMENTS

     The Company was founded in June 1994 and generated only limited revenues prior to 1996. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its current business can be based. In addition, the Company's business model is evolving and relies substantially upon the sale of advertising on the Web. The Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the Web and Web-based advertising. Specifically, such risks include, without limitation: the inability of the Company to maintain premier positions on high traffic Web access points or to maintain or enter into additional distribution relationships with Internet Service Providers ("ISPs") or Online Service Providers ("OSPs"); the inability of the Company to maintain and increase levels of traffic on the Excite Network; the inability of the Company to derive sufficient revenues from certain co-branded Services (the "Co-Branded Services") of Netscape's Netcenter service and the additional costs the Company expects to incur in order to perform its obligations under an agreement entered into in April 1998 between the Company and Netscape (the "Netcenter Agreement"); the inability of the Company to effectively integrate the technology and operations of acquired businesses or technologies with its operations, including, without limitation, those of Classifieds2000, Inc. ("Classifieds2000"); increased operating expenses as a result of the Company's recent acquisitions, particularly increased costs the Company expects to incur in maintaining MatchLogic, Inc. ("MatchLogic") as an independent entity; the inability of the Company to expand its international operations, particularly in light of the Company's limited operating experience in the international market; the failure by the Company to continue to develop and extend the Excite and WebCrawler brands; the inability of the Company to successfully integrate sponsored services or to meet minimum guaranteed impressions under sponsorship agreements; the inability of the Company to develop or acquire content for its services; the failure of consumers to accept the Company's personalized Web services, such as My Excite Channel, email services or chatroom services; the inability of the Company to generate commerce-related revenues; the failure of the Company to anticipate and adapt to a developing market; the introduction and development of equal or superior services or products by competitors, particularly in light of the fact that Microsoft and Netscape, operators of two of the most heavily-trafficked Web sites, have announced that they will be offering competitive services; the failure of the market to adopt the Web as an advertising and commercial medium; reductions in market prices for Web-based advertising as a result of competition or otherwise; the inability of the Company to achieve higher cost per thousand impressions ("CPM") rates for targeted advertising or to increase the percentage of its advertising inventory sold; the inability of the Company to identify, attract, retain and motivate qualified personnel; and general economic conditions. There can be no assurance that the Company will be successful in addressing such risks, and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company has incurred significant operating losses since inception, and as of March 31, 1998, the Company had an accumulated deficit of approximately $103.1 million. Although the Company experienced significant revenue growth during 1996, 1997 and the first quarter of 1998, there can be no assurance that this growth rate will be sustained or that revenues will continue to grow or that historical operating results will be indicative of future operating results. During the second quarter of 1998, the Company expects to incur charges of approximately $16.2 million for purchased in-process technology as a result of the acquisition of assets from the Acquired Subsidiary by the Company in April 1998 and charges of approximately $56.8 million related to the Netcenter Agreement. The Company may record additional charges, which may be significant, related to the Netcenter Agreement in the second quarter of 1998 and future periods under certain circumstances. As a result, the Company expects that its results of operations for the second quarter of 1998 will be, and that such results in future periods may be, materially affected and that the Company will incur a net loss for 1998. In addition, as the Company has grown, its operating expenses have increased, and the Company expects that its operating expenses will continue to increase as a result of its acquisitions and the performance of its obligations under the Netcenter Agreement, its increased sales and marketing efforts, its increased funding for development activities and the increased general and administrative staff needed to support the Company's growth. To the extent that revenues do not grow at anticipated rates or that increases in such operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that in the future the Company will be profitable on a quarterly or annual basis.

     Certain executive officers of the company have made certain forward-looking statements regarding the Company's future prospects, which statements have been published in a variety of news articles. These statements include statements regarding the Company's prospects for increased revenues and profitability in the future, the amount of revenues that may be generated by MatchLogic and Classifieds2000, which the Company acquired in February 1998 and April 1998, respectively, the rate at which the Company's revenues will increase and the ability of the Company to increase its advertising rates. The occurrence or achievement of any of the events described in these statements is subject to numerous risks and uncertainties. In particular, risks and uncertainties relating to forward-looking statements as to the Company's revenues, profitability and advertising rates include, without limitation: the need for continued increases in the number of companies advertising on the Excite Network as well as on the Web generally; the Netcenter Agreement, particularly in light of the substantial prepayment made to Netscape and the significant additional costs that the Company expects to incur in order to perform its obligations under the Netcenter Agreement; the Company's ability to increase sales of targeted advertisements and advertisers' willingness to pay higher CPM rates for advertisements on the Excite Network; the ability of the Company to realize substantial revenues from its relationship with Netscape; the increasingly competitive environment for Web advertising sales; the need for increases in the amount of traffic on the Excite Network; the increased amount of expenses and negative cash flows resulting from the Company's acquisitions of Classifieds2000, MatchLogic and Netbot, Inc. ("Netbot"); the Company's dependence on third parties to attract traffic to the Excite Network, including payments for distribution fees; the ability of the Company to develop and achieve consumer and advertiser acceptance for the Excite Network in the international market; general economic conditions; and the risks relating to the acquisition of MatchLogic described below.

     Risks and uncertainties relating to forward-looking statements regarding MatchLogic's contribution to revenues and other operating results of Excite in 1998 include without limitation: risks involved in assimilating MatchLogic while maintaining MatchLogic as a separate operating unit; risks that MatchLogic personnel, who are not subject to noncompetition agreements, will leave MatchLogic; risks inherent in MatchLogic's business, including privacy concerns arising out of MatchLogic's database marketing activities, which account for a majority of MatchLogic's revenues; risks in the extremely limited operating history of MatchLogic on which to base any revenue projections; the likely fluctuations in operating results of MatchLogic due to factors beyond MatchLogic's or Excite's control; reliance by MatchLogic on a very limited number of customers for a substantial percentage of its projected revenues; the acceptance by MatchLogic's advertising customers of MatchLogic being owned by Excite (one of the Web sites from which MatchLogic purchases advertising); and the willingness by other Web sites from which MatchLogic purchases advertising (particularly those which are direct competitors of Excite) to accept future advertising placements from MatchLogic as a result of the acquisition by Excite.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; UNPREDICTABILITY OF FUTURE REVENUES

     As a result of the Company's limited operating history, the evolving nature of its business and its acquisitions, the Company has limited meaningful historical financial data upon which to base planned operating expenses. Accordingly, the Company's expense levels are based in part on its expectations as to future advertising revenues and to a large extent are fixed. The Company expects in the future to derive revenue from a mix of advertising sales (including banner advertisements and sponsorships), commerce transactions and direct and database marketing activities. To date, the Company has not received any material amounts of revenues from commerce transactions, and the Company only recently acquired MatchLogic, which the Company expects to be its primary source of revenues from database and direct marketing activities. There can be no assurance that the Company will be successful in deriving substantial revenues from these areas. There can also be no assurance that the Company will be able to accurately predict the levels of future advertising revenues, particularly in light of the intense competition for the sale of Web advertisements, the Company's limited operating history and the uncertainty as to the viability of the Web as an advertising medium. The failure by the Company to accurately make such predictions would have a materially adverse effect on the Company's business, results of operations and financial condition. In addition, the Company derives a significant portion of its revenues from the sale of advertising under short-term advertising contracts. The cancellation or deferral of existing advertising contracts or the failure to obtain new advertising contracts in any quarter could materially and adversely affect the Company's business, results of operations and financial condition for that quarter. Furthermore, the Company derives banner advertising revenues, and believes it attracts sponsors and advertisers, based on the amount of traffic, or page views, on the Excite Network. Accordingly, any significant shortfall of traffic on the Excite Network in relation to the Company's expectations or the expectations of existing or potential advertisers, would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's operating results have varied on a quarterly basis during its limited operating history and the Company expects to experience significant fluctuations in future quarterly operating results. Such fluctuations have been and may in the future be caused by numerous factors, many of which are outside the Company's control, including but not limited to: specific economic conditions relating to the Internet and the Web; usage of the Web; demand for advertising on the Excite Network as well as demand for Web-based advertising in general; changes in advertising rates as a result of competition or otherwise; seasonal trends in advertising sales; the advertising budgeting cycles of advertisers; incurrence of charges in connection with the Netcenter Agreement and the Company's distribution relationships with Netscape and other ISPs and OSPs or other third parties; demand for the Company's services; incurrence of costs relating to acquisitions of businesses or technologies; introduction or enhancement of new or existing services by the Company and its competitors; market acceptance of new services; delays in the introduction of services or enhancements by the Company or its competitors; mix of types of advertisements sold, such as the amount of targeted advertising, which generally has higher CPM rates, sold as a percentage of total advertising sold; capacity constraints of and dependencies on computer infrastructure; and general economic conditions.

     During its limited operating history, the Company has experienced seasonal fluctuations in the amount of banner advertisements purchased on its network, with advertisers historically purchasing fewer advertisements in the first calendar quarter of each year. Because the market for Web advertising is an emerging market, additional seasonal patterns in Web advertising may develop in the future as the market matures.

     Due to all of the foregoing factors, the Company's quarterly revenues and operating results are difficult to forecast. The Company believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as an indication of future performance. Also, it is likely that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected. See "--Volatility of Stock Price."

RISKS RELATED TO NETCENTER AGREEMENT

     In April 1998, the Company and Netscape entered into the Netcenter Agreement. This agreement subjects the Company to numerous and substantial risks and uncertainties, including, without limitation, those discussed below.

     Under the Netcenter Agreement, the Company will recognize all revenues generated from the Co-Branded Services and will not receive revenues directly from any other part of Netcenter. The Company will pay Netscape a percentage of revenues generated from the Co-Branded Services (the "Netscape Revenues"), provided that the Company will not be required to make any payments to Netscape until such time as the amount of revenues generated by the Co-Branded Services which would be payable to Netscape under the Netcenter Agreement equals certain traffic and royalty prepayments made by the Company under the Netscape Agreement. There are no minimum guaranteed revenues under the Netcenter Agreement, and there can be no assurance as to the level of revenues that the Company may generate from the Co-Branded Services. The level of advertising revenues generated by the Company from the Co-Branded Services is subject to a number of risks and uncertainties, many of which are beyond the Company's control. These include, without limitation: general risks associated with providing an advertising-supported Web service (as discussed elsewhere in this Prospectus); uncertainty as to whether the Company can increase its sales and marketing capabilities in order to sell sufficient advertising on the Co-Branded Services; pricing competition from Netscape as a result of advertising sold on parts of Netcenter other than the Co-Branded Services; and risks that channels on Netcenter other than the channels which are part of the Co-Branded Services (such as a business channel and a sports channel) may be potentially more attractive to advertisers than channels on the Co-Branded Services. In addition, the Company expects to incur significant costs to develop, host and sell advertising on the Co-Branded Services, including the costs of hiring a significant number of additional technical and sales personnel. The Company will not be reimbursed for these costs. The failure to generate sufficient revenues from the Co-Branded Services to recoup a significant portion of the Cash Payment and these costs would have a material adverse effect on the Company's business, results of operations and financial condition.

     The success of Netcenter, and the Co-Branded Services in particular, will be substantially dependent on the amount of traffic on Netcenter. Although Netscape has made certain exposure guarantees to the Company over the term of the Netcenter Agreement, there can be no assurance that these guarantees will be fulfilled. There is intense competition for attracting Web users, which competition may be exacerbated by the release of Microsoft's Windows 98 operating system. Furthermore, many current Web users may not choose to utilize Netcenter over other available Internet services. Any failure of Netcenter to attract substantial user traffic would materially and adversely affect the Company's business, results of operations and financial condition. Additionally, the Netcenter Agreement provides that all page views generated from the Co-Branded Services shall be deemed to be traffic attributable to Netscape. As a result, the Company may not receive credit, under certain audience measurement statistics which are commonly used by advertisers in making their advertising placements, for traffic generated through the Co-Branded Services.

     As part of the Netcenter Agreement, the Excite Network is featured as a "premier provider" on Netscape's Net Search page, and is similarly featured on the "Netcenter Widget" tool which is accessible from Netcenter. Because Netscape only guarantees a specified number of impressions from its Net Search page (as compared to a number of users who "click through" to the Excite Network), there can be no assurance that this new "premier provider" arrangement will result in significant increases in traffic on the Excite Network. Although Netscape has guaranteed a minimum number of users who "click through" to the Excite Network from the Netcenter Widget, Netscape is not obligated to keep this tool on Netcenter after the first six months of the term of the Netcenter Agreement. Accordingly, there can also be no assurance that this tool will provide the Excite Network with significant amounts of traffic.

     There can be no assurance that the Company and Netscape will agree to renew the Netcenter Agreement at the end of its two-year term. In addition, even if the Company were able to renew the Netcenter Agreement, if any replacement agreement is on materially worse terms, there could be a material adverse effect on the Company's business, results of operations and financial condition.

     Upon the termination of the Netcenter Agreement (other than a termination in connection with certain acquisitions of or by Netscape), Netscape will have a perpetual, irrevocable license to utilize certain technology used by Excite to provide the Co-Branded Services. Netscape will also have the right to sublicense this technology to third parties. As a result, upon termination of the Netcenter Agreement, Netscape will be able to operate Netcenter independently, without any significant royalty or payment obligations to Excite. In addition, if Netscape sublicenses this technology to a third party, the Excite Network could face additional competition, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Netcenter Agreement is subject to termination if the Company materially breaches its obligations under the Netcenter Agreement. In addition, if Netscape believes that the Company's Excite service or that the content provided by Excite for the Netcenter service contains any content that Netscape deems likely to cause it material

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

harm, Netscape may terminate the Netcenter Agreement if the Company has not revised such objectionable content within five days after notice from Netscape. In the event of such terminations, Netscape will not be obligated to refund any portion of the amounts prepaid by the Company and the Company will not be entitled to receive any reimbursement for its costs incurred in performing its obligations under the Netcenter Agreement. Moreover, many of the Company's obligations to be performed under the Netcenter Agreement must be performed according to standards determined by Netscape at its sole discretion.

     Many of the services to be offered by Netcenter will compete directly with those offered by the Excite Network. There can be no assurance that this increased competition for Web users or advertisers will not have a material adverse effect on the Company's business, results of operations and financial condition.

ACQUISITION STRATEGY; INTEGRATION OF PAST AND FUTURE ACQUISITIONS

     The Company has in the past acquired, and may in the future acquire, businesses, technologies, services, product lines, content databases, or access to content databases that are complementary to the Company's business. Since August 1996, the Company has made a number of acquisitions. The Company acquired Classifieds2000 in April 1998, MatchLogic in February 1998, Netbot in November 1997, the assets relating to the WebCrawler service in December 1996 and The McKinley Group, Inc. ("McKinley") in August 1996. In addition, in April 1998 the Company purchased certain assets of a small company. Acquisitions involve a number of special risks, including, among other things, the difficulty of assimilating the technologies, operations and personnel of acquired companies with those of the Company, the potential disruption of the Company's business, the diversion of resources, the incurrence of acquisition-related expenses, the write-off or amortization of intangible assets, the assumption of unknown liabilities, the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and strategic partners as a result of such acquisitions or the integration of new personnel. For example, the assimilation of prior acquisitions required, among other things, the integration of service offerings, coordination of the research and development and sales and marketing efforts, the assumption by the Company of liabilities under distribution agreements and loan agreements, and the addition of a significant number of additional personnel. The Company could face similar integration issues with respect to its recent or future acquisitions, and there can be no assurance that the Company will be successful in addressing these risks. Any failure to successfully address these acquisition-related risks could have a material adverse effect on the Company's business, results of operations and financial condition.

INTENSE COMPETITION

     The market for Web services and Web advertising is intensely competitive. There are no substantial barriers to entry in this market and the Company expects competition to intensify. The Company believes that the number of companies relying on fees from Web-based advertising has increased substantially during the past year. Accordingly, the Company may face increased pricing pressure for the sale of advertisements on its network, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's primary competitors are Web search and retrieval companies such as Infoseek Corporation, Lycos, Inc. and Yahoo!, Inc. and services and products offered by other companies, including Digital Equipment Corporation's Alta Vista, HotWired Ventures and Inktomi's HotBot, CNET Inc.'s search.com and Northern Light Technology LLC's Northern Light search service. The Company also competes indirectly with Web content broadcasting services, such as The PointCast Network's PointCast, and with services from other database vendors, such as Lexis/Nexis and other companies that offer information search and retrieval capabilities with their core database products. As the Company increases the content offerings and services on the Excite Network, it will increasingly face competition from a large number of businesses which offer Web services such as email, stock quotes, news and chat features and who publish information and content on the Web, including large OSPs such as America Online and the Microsoft Network.

     The Company also expects to compete with ISPs, OSPs, Web site operators, providers of Web browser software (such as Netscape or Microsoft) and other Internet services and products that incorporate search and retrieval features into their offerings. Many of these potential competitors have announced plans to offer competing Web services and could take actions that make it more difficult for consumers to find and use the Excite Network. For example, Netscape has announced the introduction of Netcenter, which is expected to

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

compete directly with the Excite Network for traffic and advertisers. See "--Risks Related to Netcenter Agreement." Microsoft has announced that it will offer Internet search engine services provided by Inktomi in the Microsoft Network and other Microsoft online properties and has announced that it will offer personalized Web services through its Start service. Such search services could be tightly integrated into Microsoft's operating systems, Internet Explorer Web browser and other software applications, and Microsoft may promote such services within the Microsoft Network or through other end-user services such as WebTV. Insofar as Microsoft's search services may be more conveniently accessed, this may provide Microsoft with significant competitive advantages that could have a material adverse effect on the Company's user traffic. In addition, many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" sites for Web users. For example, both Time Inc. and CBS have announced initiatives to develop Web services in order to have their Web sites become the starting point for users navigating the Web. In the event such companies develop such "gateway" sites, the Company could lose a substantial portion of its user traffic, which would have a material adverse effect on the Company's advertising revenues and on its business, results of operations and financial condition.

     Many providers of Web services have been entering into distribution arrangements, co-branding arrangements, content arrangements and other strategic partnering arrangements with ISPs, OSPs, providers of Web browsers, operators of high traffic Web sites and other businesses in an attempt to increase traffic and page views, thereby making their Web sites more attractive to Web advertisers while also making it more difficult for consumers to utilize the Company's services. For example, Yahoo! and MCI have entered into an agreement to offer an online service to be called "Yahoo! Online powered by MCI Internet" under which Yahoo's services will be made easily available to MCI Internet customers, and NBC and CCNET Inc. have recently announced a strategic relationship. In addition, the Company's major competitors have entered into relationships with AT&T which are similar to the strategic relationship between the Company and AT&T, and Disney and Infoseek have recently announced a strategic relationship. To the extent that the Company's direct competitors or other Web site operators are able to enter into successful strategic relationships, these competitors and Web sites could experience increases in traffic and page views, or the Company's traffic and page views could remain constant or decline, either of which could have the effect of making these Web sites appear more attractive to advertisers and therefore could have a material adverse effect on the Company's business, results of operations and financial condition.

     As a result of its recent acquisition of MatchLogic, the Company expects that a portion of its revenues will be derived from providing advertisers and advertising agencies with services designed to manage targeted Internet advertising campaigns. This market is also a new and evolving market which is increasingly competitive and in which there are no substantial barriers to entry. The Company competes in this area primarily with IMGIS, Inc., and competes indirectly in this area with DoubleClick Inc., which offers Internet advertising solutions for advertisers and Web sites, and NetGravity, Inc., which provides advertising management software. The Company expects to face competition in this area from additional companies in the future.

     Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, advertisers and content providers. Further, there can be no assurance that the Company's competitors will not develop Web search and retrieval services or other online services that are equal or superior to those of the Company or that achieve greater market acceptance than the Company's offerings.

     The Web in general, and the Company specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. To the extent that the Web is not perceived as an effective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budgets to Web-based advertising. As a result of the foregoing factors, there can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS RELATED TO SPONSORSHIPS

     The Company has recently entered into, and derives a substantial portion of revenues from, sponsorship arrangements with third parties to provide sponsored services and placements on the Excite Network in addition to traditional banner advertising. In connection with these arrangements, the Company may receive sponsorship fees, and in connection with certain of its more recent arrangements it may receive a portion of transaction revenues received by such third party sponsors from users originated through the Excite Network. These arrangements expose the Company to potentially significant financial risks, including the risk that the Company fails to deliver required minimum levels of user impressions (in which case, these agreements are typically subject to termination) and that third party sponsors do not renew the agreements at the end of their term. These arrangements also require the Company to integrate sponsors' content with the Company's services, which can require the dedication of resources and significant programming and design efforts to accomplish. There can be no assurance that the Company will be able to attract additional sponsors or that it will be able to renew existing sponsorship arrangements when they expire. In addition, the Company has granted exclusivity provisions to certain of its sponsors, and may in the future grant additional exclusivity provisions. Such exclusivity provisions may have the effect of preventing the Company, for the duration of such exclusivity arrangements, from accepting advertising or sponsorship arrangements within a particular subject matter with respect to portions of a channel or service, an entire channel, across an entire service or over the entire Excite Network. The inability of the Company to enter into further sponsorship or advertising arrangements as a result of its exclusivity arrangements could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH BANNER ADVERTISING

     The Company derives a substantial portion of its revenues from the sale of banner advertisements on the Excite Network. A majority of the Company's customers purchasing banner advertisements purchase these advertisements on a short-term basis, and many of these customers may terminate their advertising commitments at any time without penalty. Consequently, there can be no assurance that these customers will continue or increase their level of advertising on the Excite Network or that these customers will not move their advertising to competing Web sites or to other traditional media. Therefore, there can be no assurance that the Company will be successful in maintaining or increasing the amount of banner advertising on the Excite Network, and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition.

DEVELOPING MARKET; DEPENDENCE ON CONTINUED GROWTH IN USE OF THE WEB

     The market for the Company's services has recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed services and products for use on the Web or who seek to derive significant revenues from the sale of advertisements on the Web. The Company is highly dependent upon the increased use of the Web for information, publication, distribution and commerce, and there can be no assurance that the use of the Web for these purposes will continue to grow at its current rate or at all. The growth of the use of the Web may be inhibited for a number of reasons, including, but not limited to, potentially inadequate development of network infrastructure, security concerns, inconsistent quality of service and lack of availability of cost-effective, high-speed service. To the extent that use of the Web continues to grow, there can be no assurance that the Internet infrastructure will continue to support the demands placed on it by such growth or that the performance or reliability of the Internet will not be adversely affected. In addition, the Web as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media, and therefore the Web is an unproven medium for advertising-supported services. Accordingly, the Company's future operating results will depend substantially upon the increased use of the Web for information, publication, distribution and commerce and the emergence of the Web as an effective advertising medium.

     The Company's ability to generate significant advertising revenues will also depend on, among other things, the development of a large base of users of the Company's services possessing demographic characteristics attractive to advertisers, the ability of the Company to accurately measure its user base and the ability of the Company to develop or acquire effective advertising delivery and measurement systems. Many of the Company's advertisers have only limited experience with the Web as an advertising medium, have not yet devoted a significant portion of their advertising expenditures to Web-based advertising, and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. The adoption of Web advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business and exchanging information. Entities that already have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. There can be no assurance that the market for Web advertising will continue to emerge or become sustainable. If the market fails to develop or develops more slowly than expected, the Company's business, results of operations and financial condition could be materially and adversely affected. No standards have been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to support the Web as an effective advertising medium. There can be no assurance that advertisers will continue to accept the Company's or other third-party measurements of impressions, or that such measurements will not contain errors. In such event, the Company's advertising revenues could be materially adversely affected, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     In addition, there is intense competition in the sale of advertising on the Web, resulting in a wide range of rates quoted and a variety of pricing models offered by different vendors for a variety of advertising services, which makes it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models will be adopted by the industry or advertisers. For example, advertising rates based on the number of "click throughs," or user requests for additional information made by clicking on the advertisement from the Company's network to the advertiser's Web pages, instead of rates based solely on the number of impressions displayed on users' computer screens, would materially adversely affect the Company's revenues. As a result of these risks, there can be no assurance that the Company will be successful in generating significant future advertising revenues from Web-based advertising, and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition.

     Further, there can be no assurance that advertisers will determine that banner advertising, the delivery of which currently comprises a substantial portion of the Company's revenues, is an effective or attractive advertising medium, and there can be no assurance that the Company will effectively transition to any other forms of Web advertising should they develop and achieve market acceptance. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a Web user's computer are available. Widespread adoption of such software by users could have a material adverse effect upon the commercial viability of Web advertising, which would have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON THIRD-PARTY RELATIONSHIPS

     The Company is currently, and will be in the future, dependent on a number of third-party relationships for user traffic and to provide content on the Excite Network and to make it more attractive to advertisers and consumers. These relationships include arrangements relating to the positioning of the Excite Network on Web browsers such as those offered by Netscape and Microsoft, agreements with ISPs and OSPs such as AOL and Microsoft and arrangements for providing content for the Excite Network such as stock quotes and news stories. The termination of, or the failure of the Company to renew on reasonable terms, its position on a Web browser or its relationship with an ISP, OSP or key content provider could significantly reduce traffic on the Excite Network or could otherwise adversely affect the Company's advertising revenues, which would also have a material adverse effect on the Company's business, results of operations and financial condition. The Company could also incur expenses relating to distribution license fees as a result of a new agreement with a third party. These distribution license fees could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company is also generally dependent on other Web site operators that provide links to the Excite Network. Most of these arrangements do not require future minimum commitments to provide access or links to the Excite Network or to provide content to the Company, are often not exclusive and are often short-term or may be terminated at the convenience of the other party. There can be no assurance that these third parties regard their relationship with the Company as important to their own respective businesses and operations, that they will not reassess their commitment to the Excite Network at any time in the future, or that they will not develop their own competitive services or products. Further, there can be no assurance that the services of those companies that provide access to the Excite Network will achieve market acceptance or commercial success and therefore there can be no assurance that any significant amount of traffic will be directed to the Excite Network as a result of these third party relationships. Accordingly, there can be no assurance that the Company's existing relationships will result in sustained business partnerships, successful service offerings, the generation of significant traffic on the Excite Network or significant revenues for the Company.

     The Company also has a five-year distribution agreement with AOL which expires in November 2001 under which a co-branded version of the Excite search and directory service is designated as the exclusive Web search and directory service for the AOL service for an initial two-year period ending in November 1998. If the exclusivity period is not extended by AOL, the co-branded service would become the "default" search and directory service of AOL. However, AOL could enter into a strategic relationship with a competitor of the Company or offer its own competing services, which could have a material adverse effect on the Company's business, results of operations and financial condition.

PRIVACY CONCERNS

     The Company's services and those of MatchLogic use "cookies" to deliver targeted advertising, help compile demographic information about users and limit the frequency with which an ad is shown to the user. Cookies are bits of information keyed to a specific drive and passed to a Web site server through the user's browser software. Cookies are placed on the user's hard drive without the user's knowledge or consent, but can be removed by the user at any time through the modification of the user's browser settings. Due to privacy concerns, some Internet commentators, advocates and governmental bodies have suggested that the use of cookies be limited or eliminated. In addition, certain currently available Web browsers allow a user to delete cookies or prevent cookies from being stored on the user's hard drive. Any reduction or limitation in the use of cookies could limit the effectiveness of the Company's ad targeting which could result in the Company experiencing lower CPM rates for its advertisements, which could have a material adverse effect on the Company's business, results of operations and financial condition.

UNCERTAIN MAINTENANCE AND STRENGTHENING OF THE COMPANY'S BRANDS

     The Company believes that maintaining and strengthening its brands is critical to achieving widespread acceptance of the Excite Network, particularly in light of the competitive nature of the Company's market. Promoting and positioning its brands will depend largely on the success of the Company's marketing efforts and the ability of the Company to provide high quality services. In order to promote its brands, the Company may find it necessary to increase its marketing budget or otherwise increase its financial commitment to creating and maintaining brand loyalty among customers. If the Company fails to promote and maintain its brands or incurs excessive expenses in an attempt to promote and maintain its brands or if the Company's existing or future strategic relationships fail to promote the Company's brands or increase brand awareness, the Company's business, results of operations and financial condition could be materially adversely affected. One of the benefits the Company hopes to obtain from the Netcenter Agreement is increased brand awareness for the Excite name and a larger audience reach. If the Co-Branded Services are successful, it is possible that Netcenter will receive greater brand awareness and consumer loyalty among Web users than the Excite Network and that upon the expiration of the term of the Netcenter Agreement, these users will continue to utilize Netcenter rather than the Excite Network. In such event, the Company's business, results of operations and financial condition could be materially and adversely affected.

SECURITY RISKS

     A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in compromises or breaches of the security systems used by the Company or other Web sites to protect proprietary information. If any well-publicized compromises of security were to occur it could have the effect of substantially reducing the use of the Web for commerce and communications, which would have a material adverse effect on the Company's business, results of operations and financial condition. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's services or operations. The Company may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. To the extent that activities of the Company or sponsors of the Company's services involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that the failure to prevent such breaches would not have a material adverse effect on the Company's business, results of operations and financial condition.

RAPID TECHNOLOGICAL CHANGE

     The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Web and the apparent need of companies from a multitude of industries to offer Web-based products and services. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving standards and to continually improve the performance, features and reliability of its network in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes and evolution would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure which could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON NEW AND ENHANCED SERVICES

     Because the attractiveness of the Excite Network to advertisers is based substantially upon the amount of traffic on the Excite Network, broad acceptance of the Excite Network by consumers is critical to the Company's future success. The Company currently offers a variety of Web-related services, including its email, Excite NewsTracker, chat and instant paging services, and the Company intends to introduce additional services in the future. Any new service launched by the Company that is not favorably received by consumers could adversely affect the Company's reputation or brand name and could also adversely affect the Company's user traffic. There can also be no assurance that the Company will not experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of these services, or that its new services and enhancements will achieve any degree of significant market acceptance. Furthermore, existing services or new releases by the Company, whether improved versions of existing services or introductions of new services, may contain undetected errors that require significant design modifications. Delays in the commencement of or errors contained in new services and enhancements may result in customer dissatisfaction and delay or loss of advertising revenues. If the Company is unable, for technological or other reasons, to develop and introduce new services or enhancements in a timely manner, or if the recently introduced services or enhancements contain errors or do not achieve a significant degree of market acceptance, the Company's business, results of operations and financial condition could be materially and adversely affected.

MANAGEMENT OF GROWTH

     The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. As of March 31, 1998, the Company had grown to

455 employees from 188 employees at December 31, 1996. Further, as the number of the Company's users, advertisers and other business partners has grown, the Company has been required to scale its operations and manage multiple relationships with various customers, strategic partners and other third parties. These requirements will be exacerbated in the event of further growth in the Company or in the number of its strategic relationships or sponsorship arrangements. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to successfully offer its services and implement its business plan. The Company's future operating results will also depend on its ability to expand its sales and marketing organization and expand its support organization commensurate with the growth of its business and the Web. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition will be materially and adversely affected.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     A key component of the Company's strategy is to expand its international operations and its international sales and marketing activities by offering localized versions of the Excite Network. Expansion into these markets has required and will continue to require management attention and resources. The Company has limited experience in localizing its services and many of the Company's competitors are also undertaking to expand into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations. To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

RISK OF CAPACITY CONSTRAINTS; SYSTEM FAILURES

     The Company is dependent on its ability to generate a high volume of traffic to the Excite Network. Accordingly, the performance of the Excite Network is critical to the Company's reputation, its ability to attract advertisers and to achieve market acceptance of the Excite Network. Any system failure that causes interruptions in the availability of or that increases response time of the Company's services could reduce user satisfaction and traffic to the Excite Network and, if sustained or repeated, would reduce the attractiveness of the Excite Network to advertisers and consumers. An increase in the volume of searches conducted through the Excite Network could strain the capacity of the software or hardware deployed by the Company, which could lead to slower response time or system failures. In addition, as the amount of Web pages and traffic on the Company's services increases, there can be no assurance that the Excite Network will be able to scale proportionately. The Company is also dependent upon timely fees and downloads of information from content providers and providers of Web browsers and on ISPs, OSPs and other Web site operators, which have experienced significant outages in the past, for access to its network. In the past, Web consumers have experienced outages, delays and other difficulties due to system failures unrelated to the Company's systems and services. Additional difficulties could also materially and adversely affect consumer and advertiser satisfaction. To the extent that the capacity constraints described above are not effectively addressed by the Company, such constraints would have a material adverse effect on the Company's business, results of operations and financial condition.

     Substantially all of the Company's communications hardware and certain of its computer hardware operations are located at leased facilities in Redwood City, California, an area susceptible to earthquakes. The Company has experienced system failures or outages from time to time in the past, which have disrupted the operation of the Excite Network. There can be no assurance that a system failure at this location would not adversely affect the performance of the Excite Network. These systems are also vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have a formal disaster recovery plan. In the event that the Company seeks to replicate its systems at other locations, it would face a number of technical challenges, particularly with respect to database replication and the need to constantly update distributed databases, and there can be no assurance that the Company would be able to successfully address these challenges. Although the Company carries property and business interruption insurance, its low coverage limits likely will not be adequate to compensate the Company for all losses that may occur. The Company's servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessations in service to users of the Excite Network. The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON THE WEB INFRASTRUCTURE

     The success of the Excite Network will depend in large part upon the development and maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, or timely development of complementary products such as high speed modems, for providing reliable Web access and services. Because global commerce and online exchange of information on the Web and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace. The Web has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected. Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. See "--Year 2000 Implications." These outages and delays could adversely affect the level of Web usage and also the level of traffic on the Excite Network. In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols (for example, the next-generation Internet Protocol) to handle increased levels of activity or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary products or services necessary to make the Web a viable commercial marketplace will be developed, or, if they are developed, that the Web will become a viable commercial marketplace for services such as those offered by the Company. If the necessary infrastructure, standards or protocols or complementary products, services or facilities are not developed, or if the Web does not become a viable commercial marketplace, the Company's business, results of operations and financial condition will be materially and adversely affected. Even if such infrastructure, standards or protocols or complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace, there can be no assurance that the Company will not be required to incur substantial expenditures in order to adapt its services to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Web. However, due to the increasing popularity and use of the Web, it is possible that a number of laws and regulations may be adopted with respect to the Web, covering issues such as user privacy, pricing, characteristics and quality of products and services. For example, although it was held unconstitutional, the Telecommunications Act of 1996 prohibited the transmission over the Internet of certain types of information and content, and other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Web. In addition, several telecommunications carriers are seeking to have telecommunications over the Web regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. In addition, because the growing popularity and use of the Web has burdened the existing telecommunications infrastructure and many areas with high Web use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on the ISPs and OSPs. If any such petition is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Web could increase substantially, potentially slowing the growth in use of the Web, which could in turn decrease the demand for the Company's services. The adoption of any additional laws or regulations may also decrease the growth of the Web, which could in turn decrease the demand for the Excite Network or could increase the Company's cost of doing business. Moreover, the applicability to the Web of existing laws in various jurisdictions governing issues such as property ownership, libel and personal privacy is uncertain and will take years to resolve. Any such new legislation or regulation or application or interpretation of existing laws could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's contests may be subject to state and federal laws governing lotteries and gambling. Although the Company seeks to design its contest rules to fall within exemptions from such laws, there can be no assurance that these contests will be exempt from such laws or that the applicability of such laws will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Due to the global nature of the Web, it is possible that, although transmissions of the Excite Network originated in the State of California, the governments of other states and foreign countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Although there has been recently introduced the proposed Internet Tax Freedom Act, which, if adopted, will place a temporary ban on states and localities from passing new tax laws aimed at online transactions, it is possible that, in the future, states or foreign countries may seek to impose sales taxes on out of state companies that engage in commerce over the Web or otherwise require the Company to qualify to do business in such jurisdictions, with the failure to so qualify subjecting the Company to taxes or penalties. In the event that states or foreign countries succeed in imposing sales or other taxes on Web commerce, the growth of the use of the Web for commerce could slow substantially. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations and financial condition.

LIABILITY FOR INFORMATION RETRIEVED FROM THE WEB

     Because materials contained on the Web may be accessed through the services offered by the Company and be subsequently distributed to others, there is a potential that claims may be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Such types of claims have been brought, and sometimes successfully pressed, against OSPs and ISPs in the past. In addition, the Company could be exposed to liability with respect to the selection of listings that may be accessible through the Company's services and through content and materials that may be posted by users in classifieds, bulletin board and chat room services offered by the Company. Such claims might include, among others, that by providing hypertext links to Web sites operated by third parties, the Company is liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. It is possible that if any information provided through the Company's services, such as stock quotes, analyst estimates or other trading information, contains errors, third parties could make claims against the Company for losses incurred in reliance on such information. The Company recently began offering Web-based email services, which expose the Company to potential risks, such as liabilities or claims resulting from unsolicited email (spamming), lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service.

     Certain of the Company's newer sponsorship relationships contain provisions under which the Company is entitled to receive a share of revenue from the purchase of goods and services by users of the Company's services. Such arrangements may expose the Company to additional legal risks and uncertainties, including, without limitation, potential liabilities to consumers of such products and services. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type, or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company's performance is substantially dependent on the performance of its executive officers and other key employees, many of whom have worked together for only a short period of time. Given the Company's relatively early stage of development, the Company is dependent on its ability to attract, train, retain and motivate high quality personnel, especially its management and engineering and development teams. The Company does not have "key person" life insurance policies on any of its employees. The Company's future success also depends on its continuing ability to attract, train, retain and motivate other highly qualified technical and managerial personnel. Competition for such personnel is intense, particularly in the San Francisco Bay Area, and there can be no assurance that the Company will be able to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's executive officers or other key employees or the failure of the Company to attract, integrate, motivate and retain additional key employees could have a material adverse effect on the Company's business, results of operations and financial condition.

PROPRIETARY TECHNOLOGY; POTENTIAL LITIGATION

     The Company regards its technology as proprietary and attempts to protect it with copyrights, trademarks, trade secret laws, restrictions on disclosure and transferring title and other methods, and has been issued a patent with respect to certain aspects of its searching and indexing technology. The Company has filed two patent applications with respect to other aspects of its technology. There can be no assurance that the patent that has been issued is, or that any patents that may issue from these pending applications will be, sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents that have been issued or that may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. The failure of any patents to protect the Company's technology may make it easier for the Company's competitors to offer technology equivalent to or superior to the Company's technology. The Company also generally enters into confidentiality or license agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's services or technology without authorization, or to develop similar technology independently. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of the Web makes it virtually impossible to control the ultimate destination of the Company's products. Policing unauthorized use of the Company's technology is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition.

     Many parties, including competitors of the Company, are actively developing search, indexing and related Web technologies. Some of these parties have taken, and the Company believes that others will take, steps to protect these technologies, including seeking patent protection. As a result, the Company believes that disputes regarding the ownership of such technologies are likely to arise in the future. In May 1998, one of the Company's competitors was issued a patent with respect to certain aspects of its search technology. Although the Company has not received any correspondence with regard to this patent, this competitor has publicly stated that it intends to vigorously pursue entities it believes may infringe this patent. The Company is currently reviewing this patent with its patent counsel in order to determine whether the Company could be subject to any potential claims. There can be no assurance that this competitor will not initiate a lawsuit against the Company asserting patent infringement. There can also be no assurance that the Company can defend successfully any such litigation either on the grounds that such patent invalid or that the Company's search technology does not infringe such patent. Even if the Company is successful, there can be no assurance that the costs and resources required to defend any such litigation will not have a material adverse effect on the Company's business, results of operations or financial condition. In addition, from time to time, the Company has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights, including claims for infringement resulting from the downloading of materials by the service operated by the Company. Although the Company investigates claims and responds as it deems appropriate, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any assertions or prosecutions will not materially and adversely affect the Company's business, results of operations and financial condition. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on the Company's business, results of operations and financial condition. If any claims or actions were asserted against the Company, the Company might seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on commercially reasonable terms, or at all.

     The Company currently owns and also licenses from third parties certain of its technologies. As it continues to introduce new services that incorporate new technologies, it anticipates that it may be required to license additional technology from others. There can be no assurance that these third-party technology licenses will be available to the Company on commercially reasonable terms, if at all. The inability of the Company to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could materially and adversely affect the performance of its services until equivalent technology could be identified, licensed and integrated. Any such delays or reductions in the introduction of services or adverse impact on service quality could materially and adversely affect the Company's business, results of operations and financial condition.

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS

     The present directors and executive officers and certain shareholders of the Company and their respective affiliates, in the aggregate, beneficially own approximately 13,245,002 shares of the outstanding Common Stock. As a result, these shareholders possess significant influence over the Company, giving them the ability, among other things, to elect a significant portion of the Company's Board of Directors (or the entire Board of Directors when and if cumulative voting is eliminated upon the proposed reincorporation of the Company into Delaware) and to approve significant corporate transactions. In particular, AOL and Intuit Inc. beneficially own approximately 2,464,356 and 2,900,000 shares, respectively, of the outstanding Common Stock. Such concentration of share ownership may also have the effect of delaying or preventing a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.

VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock is highly volatile and is subject to wide fluctuations in response to a wide variety of factors, including quarterly variations in operating results, announcements of technological innovations or new services by the Company or its competitors, conditions affecting the Internet industry, changes in financial estimates by securities analysts, or other events or factors. For example, since December 31, 1996, the Company's Common Stock closed as low as $7 7/8 and as high as $91 1/8 per share. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. If brought against the Company, such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition.

FUTURE CAPITAL NEEDS

     The Company currently anticipates that its available funds will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion through at least June 1999. Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, results of operations and financial condition.

SHARES ELIGIBLE FOR FUTURE SALE; SHELF REGISTRATION STATEMENTS AND REGISTRATION RIGHTS

     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"). Excluding the shares of Common Stock offered hereby which are issuable upon the exercise of warrants, as of June 15, 1998, the Company had outstanding approximately 25,042,073 shares of Common Stock, options to purchase a total of approximately 5,106,338 shares of Common Stock, 406,316 shares of Common Stock reserved for future issuance under the Company's stock option and stock purchase plans, warrants to purchase 504,165 shares of Common Stock and a warrant to purchase 325,000 shares of the Company's Series E-3 Preferred Stock. The Company has in effect three shelf Registration Statements with respect to the 2,789,356 shares (as of June 15, 1998) of Common Stock held by AOL (or issuable to AOL upon conversion of convertible preferred stock issuable upon exercise of a warrant), with respect to the 2,900,000 shares of Common Stock held by Intuit and with respect to 2,866,848 shares (as of June 15, 1998) held by, or issuable upon exercise of assumed warrants to, the former stockholders and warrant holders of MatchLogic and Netbot. Holders of an additional 4,586,644 shares of Common Stock have certain rights to require the Company to register those shares of Common Stock for offer and sale to the public. If such holders, by exercising their registration rights or selling their shares of Common Stock pursuant to an existing registration statement, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock.

YEAR 2000 IMPLICATIONS

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company has reviewed its internal programs, and has determined that there are no significant Year 2000 issues within the Company's systems or services. However, although the Company believes that its systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the purchasing patterns of advertisers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for Web advertising or sponsorship of Web services, which could have a material adverse effect on the Company's business, results of operations and financial condition.

PROPOSED REINCORPORATION; CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's shareholders approved at the Company's 1998 annual meeting held in June 1998 a proposal to change the state of incorporation of the Company from California to Delaware. Upon the reincorporation of the Company into Delaware, the Company's Certificate of Incorporation, like its current Articles of Incorporation, will permit the Company's Board of Directors to issue up to 4,000,000 shares of Preferred Stock in one or more series and to determine the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions therefor. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible financings, acquisitions or other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. Other than shares issuable upon exercise of an outstanding warrant to purchase up to 325,000 shares of Series E-3 Preferred Stock, the Company has no current plans to issue shares of Preferred Stock. In addition, the Netcenter Agreement is subject to termination in the event of an acquisition of the Company by certain specified companies or in the event the Company acquires certain specified companies. Such provisions may have the effect of delaying, deferring or preventing a change in control of the Company and may also have the effect of preventing the Company from pursuing certain acquisitions which the Company may regard as strategic.

     Certain material differences exist between the rights of the Company's shareholders under California law and the Company's Articles of Incorporation and Bylaws, and such rights as they will exist under Delaware law and the Company's Certificate of Incorporation and Bylaws upon the Company's reincorporation into Delaware. These material differences include, but are not limited to, the loss of the ability of shareholders to act by written consent, the loss of cumulative voting rights, limitations on the availability of appraisal rights with respect to certain reorganizations, more limited standing to bring shareholder derivative actions, restrictions on the ability of shareholders to submit proposals for annual meetings and the loss of the ability to call special shareholder meetings. As a result of such material differences, the rights of holders of the Company's capital stock will generally become more limited after the proposed reincorporation.

     In addition, certain provisions of the Company's Certificate of Incorporation and Bylaws will have the effect of delaying, deferring or preventing a change in control of the Company. These provisions will provide, among other things, that stockholders may not take action by written consent or call special meetings, and that the ability of stockholders to submit proposals at stockholder meetings will be restricted. In addition, the Company will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The Company's Certificate of Incorporation and Bylaws will provide that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may be broad enough to include services in connection with takeover defense measures. All of the foregoing provisions may have the effect of preventing changes in the management of, or deferring or preventing a change of control in, the Company.

                                USE OF PROCEEDS

     The proceeds from the sale of the Shares offered hereby will be solely for the account of the Selling Shareholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of June 15, 1998 by each Selling Shareholder named below. Each of the Selling Shareholders named below was either (i) formerly a shareholder or a warrant holder of Classifieds2000 who acquired the Shares offered hereby (or warrants exercisable for the Shares offered hereby) pursuant to the Classifieds2000 Merger or (ii) formerly a shareholder, warrant holder or convertible debt holder of the Acquired Subsidiary who acquired the Shares offered hereby (or warrants exercisable for the Shares offered hereby) pursuant to the Acquisition. No Selling Shareholder has had any position, office or other material relationship with the Company (other than in connection with the Classifieds2000 Merger or the Acquisition) within the past three years. The following table assumes that in this offering each Selling Shareholder sells all of the Shares offered hereby held by such Selling Shareholder. However, the Company is unable to determine the exact number of shares that will actually be sold or when or if such sales will occur. The Company will not receive the proceeds of any shares of Common Stock sold pursuant to this Prospectus.

     In addition, certain of the Selling Shareholders are venture capital funds, corporations or trusts which may, in the future, distribute their Shares to their partners, shareholders or trust beneficiaries, respectively, which distributees may likewise distribute such shares to their partners, shareholders or trust beneficiaries. Those Shares may later be sold by those partners, shareholders or trust beneficiaries, or by any of their respective distributees.

     The Selling Shareholders have advised the Company that each of them is the beneficial owner (within the meaning of such term under Rule 13d-3 under the Exchange Act) of their respective Shares being offered hereby.

                                                    SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                   OWNED BEFORE OFFERING    OWNED AFTER OFFERING
                                                   ---------------------    --------------------
                      NAME                          NUMBER      PERCENT      NUMBER     PERCENT
                      ----                         --------    ---------    --------    --------
FORMER SECURITYHOLDERS OF CLASSIFIEDS2000:
AICO International E.C.(1).......................   31,490            *           --          --
Peter Alley(2)...................................   18,666            *           --          --
Broderbund Software, Inc.(3).....................   44,986            *           --          --
Peter W. Budlong(4)..............................   28,242            *           --          --
Douglas G. Carlston(5)...........................   44,986            *           --          --
Electronic Investments Ltd.(6)...................   73,746            *           --          --
Karim El-Fishawy(7)..............................  161,522            *           --          --
Sani El-Fishawy(8)...............................  162,489            *           --          --
GC&H Investments(9)..............................    2,699            *           --          --
Carlos E. Gonzales(10)...........................      322            *           --          --
Imperial Bancorp(11).............................    1,799            *           --          --
Linda Khachooni(12)..............................    3,868            *           --          --
Mark Lockareff(13)...............................    9,672            *           --          --
Jon R. Love(14)..................................    2,595            *           --          --
Robert Mardjuki(15)..............................   16,287            *           --          --
Patrick Family Partnership(16)...................    4,498            *           --          --
Polaris Venture Founders' Fund, L.P.(17).........    7,277            *           --          --
Polaris Venture Partners, L.P.(18)...............  127,681            *           --          --
Jody Sherman(19).................................      322            *           --          --
Dana R. Shibley(20)..............................   19,827            *           --          --
Bryan J. Stearns(21).............................    9,671            *           --          --
Michael Tibbott(22)..............................   20,601            *           --          --
L. Curtis Widdoes, Jr.(23).......................   73,746            *           --          --

                                                    SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                   OWNED BEFORE OFFERING    OWNED AFTER OFFERING
                                                   ---------------------    --------------------
                      NAME                          NUMBER      PERCENT      NUMBER     PERCENT
                      ----                         --------    ---------    --------    --------
FORMER SECURITYHOLDERS OF THE ACQUIRED
  SUBSIDIARY:
Amir Bakhtiar....................................    6,339            *           --          --
Michael Cockrill(24).............................    3,878            *           --          --
Chase & Associates, Inc.(25).....................    4,080            *           --          --
Kevin Coleman....................................      304            *           --          --
Michael Coleman..................................    6,715            *           --          --
Delta Two, Inc...................................      304            *           --          --
John Fearnside(26)...............................    6,339            *           --          --
Bartley Hendrix(27)..............................    3,676            *           --          --
David Herbstman..................................    1,584            *           --          --
Adam Joyner......................................    4,636            *           --          --
Martin Levin(28).................................    3,371            *           --          --
Scott Moody(29)..................................  101,116            *           --          --
Glenn Northrop(30)...............................   11,094            *           --          --
Bruce Oberg......................................    1,217            *           --          --
The Phoenix Partners III(31).....................   11,758            *           --          --
The Phoenix Partners IV(32)......................   11,758            *           --          --
Select Strategies, Inc...........................      713            *           --          --
David Simons.....................................      792            *           --          --
Andrew Sodt......................................    3,920            *           --          --
Michael Solomon..................................   15,015            *           --          --

---------------
  * Less than 1%.

 (1) Includes 3,241 shares subject to an escrow (the "Classifieds2000 Escrow") to secure certain indemnification obligations under the Agreement and Plan of Reorganization related to the Classifieds2000 Merger.

 (2) Includes 1,921 shares subject to the Classifieds2000 Escrow and 8,874 shares subject to a right of repurchase held by the Company as of April 1, 1998.

 (3) Includes 4,629 shares subject to the Classifieds2000 Escrow.

 (4) Includes 2,906 shares subject to the Classifieds2000 Escrow and 12,095 shares subject to a right of repurchase held by the Company as of April 1, 1998.

 (5) Includes 4,629 shares subject to the Classifieds2000 Escrow.

 (6) Includes 7,589 shares subject to the Classifieds2000 Escrow.

 (7) Includes 16,622 shares subject to the Classifieds2000 Escrow. Mr. El-Fishawy is Vice President of Marketing of Classifieds2000, a wholly-owned subsidiary of the Company.

 (8) Includes 16,721 shares subject to the Classifieds2000 Escrow. Mr. El-Fishawy is the President of Classifieds2000, a wholly-owned subsidiary of the Company.

 (9) Includes 278 shares subject to the Classifieds2000 Escrow.

(10) Represents 33 shares subject to the Classifieds2000 Escrow and 289 shares subject to a right of repurchase held by the Company as of April 1, 1998.

(11) Represents shares issued upon exercise of assumed warrants.

(12) Represents 398 shares subject to the Classifieds2000 Escrow and 3,470 shares subject to a right of repurchase held by the Company as of April 1, 1998.

(13) Represents 995 shares subject to the Classifieds2000 Escrow and 8,677 shares subject to a right of repurchase held by the Company as of April 1, 1998.

(14) Includes 267 shares subject to the Classifieds2000 Escrow.

(15) Includes 1,676 shares subject to the Classifieds2000 Escrow.

(16) Includes 463 shares subject to the Classifieds2000 Escrow.

(17) Includes 749 shares subject to the Classifieds2000 Escrow.

(18) Includes 13,139 shares subject to the Classifieds2000 Escrow.

(19) Represents shares issued upon exercise of assumed warrants.

(20) Includes 2,040 shares subject to the Classifieds2000 Escrow and 9,593 shares subject to a right of repurchase held by the Company as of April 1, 1998.

(21) Includes 995 shares subject to the Classifieds2000 Escrow and 4,110 shares subject to a right of repurchase held by the Company as of April 1, 1998.

(22) Includes 2,120 shares subject to the Classifieds2000 Escrow and 8,922 shares subject to a right of repurchase held by the Company as of April 1, 1998.

(23) Includes 7,589 shares subject to the Classifieds2000 Escrow.

(24) Includes 3,371 shares issuable upon exercise of assumed warrants.

(25) Includes 3,573 shares issuable upon exercise of assumed warrants.

(26) Includes 1,732 shares subject to an escrow (the "Acquisition Escrow") to secure certain indemnification obligations under the Agreement and Plan of Reorganization related to the Acquisition.

(27) Includes 3,169 shares issuable upon exercise of assumed warrants.

(28) Includes 3,371 shares issuable upon exercise of assumed warrants.

(29) Includes 27,627 shares subject to the Acquisition Escrow.

(30) Includes 3,031 shares subject to the Acquisition Escrow.

(31) Includes 10,115 shares issuable upon exercise of assumed warrants.

(32) Includes 10,115 shares issuable upon exercise of assumed warrants.

                              PLAN OF DISTRIBUTION

     In connection with the Classifieds2000 Merger and the Acquisition, each of the Selling Shareholders who was formerly a shareholder, warrant holder or convertible debt holder of Classifieds2000 or the Acquired Subsidiary, as applicable, entered into a Registration Rights Agreement (a "Registration Rights Agreement") with the Company. The Registration Statement of which this Prospectus forms a part has been filed pursuant to the Registration Rights Agreements. To the Company's knowledge, no Selling Shareholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered hereby, nor does the Company know the identity of the brokers or market makers that will participate in the offering.

     The Shares covered hereby may be offered and sold from time to time by the Selling Shareholders or by their pledgees, donees, transferees and other successors in interest. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The Shares may be sold by one or more of the following:
(a) a block trade in which the broker-dealer engaged by the Selling Shareholders will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. The Company has been advised by the Selling Shareholders that they have not, as of the date hereof, entered into any arrangement with a broker-dealer for the sale of Shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. In addition, certain of the Selling Shareholders are venture capital funds, corporations or trusts which may, in the future, distribute their shares to their partners, shareholders or trust beneficiaries, respectively, which distributees may likewise distribute such shares to their partners, shareholders or trust beneficiaries. Those shares may later be sold by those partners, shareholders or trust beneficiaries, or by any of their respective distributees.

     In connection with distributions of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell Shares short and redeliver the Shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. A Selling Shareholder may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the Shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Shareholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 145 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the Selling Shareholders. The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Under the Registration Rights Agreements, the Company and the Selling

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

Shareholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the Shares, including liabilities arising under the Securities Act.

     The Company has advised the Selling Shareholders that the anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Shareholders and their affiliates. The Selling Shareholders have advised the Company that during such time as they may be engaged in the attempt to sell Shares registered hereunder, they will: (i) not engage in any stabilization activity in connection with any of the Company's securities; (ii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities, other than as permitted under the Exchange Act; (iii) not effect any sale or distribution of the Shares until after the Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and (iv) effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

     Under certain circumstances, the Company has the ability to suspend the use of this Prospectus if, in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for resales of Shares to be made due to (A) the existence of a material development or potential material development with respect to or involving the Company which the Company would be obligated to disclose in this Prospectus, which disclosure would in the good faith judgment of the Board of Directors of the Company be premature or otherwise inadvisable at such time and would have a material adverse affect upon the Company and its shareholders, or
(B) the occurrence of any event that makes any statement made in this Prospectus or any document incorporated or deemed to be incorporated herein by reference untrue in any material respect or which requires the making of any changes in this Prospectus so that it will not contain any untrue statement of a material fact required to be stated herein or necessary to make the statements herein not misleading or omit to state any material fact required to be stated herein or necessary to make the statements herein, in the light of the circumstances under which they were made, not misleading.

     This offering will terminate as to each Selling Shareholder on the earlier of (a) the termination of the period during which the Company is required, pursuant to the relevant Registration Rights Agreement, to maintain the effectiveness of the Registration Statement of which this Prospectus forms a part, (b) the date on which all Shares offered hereby have been sold by the Selling Shareholders, or (c) the date on which all of the Shares offered hereby may be sold during any three-month period pursuant to Rule 144 under the Securities Act. There can be no assurance that any of the Selling Shareholders will sell any or all of the Shares of Common Stock offered hereby.

     Pursuant to an Escrow Agreement between the Company and the Selling Shareholders who were former stockholders or warrant holders of Classifieds2000, a total of 89,000 of the Shares will be held in an escrow from the closing of the Classifieds2000 Merger until one (1) year after the closing of the Classifieds2000 Merger (i.e., April 1, 1999). Shares held in escrow may not be sold or transferred without the Company's consent.

     Pursuant to an Escrow Agreement between the Company and the Selling Shareholders who were former stockholders, warrant holders or convertible debt holders of the Acquired Subsidiary, a total of 32,390 of the Shares will be held in escrow from the closing of the Acquisition until the earlier of (a) the date on which the Company releases to the public its audited financial statements together with a report thereon from its independent auditors covering the results of the Company's first fiscal year ending after the closing of the Acquisition (i.e., the year ending December 31, 1998), for items expected to be encountered in the audit process, provided that the Company shall have a reasonable period of time, not to exceed ninety (90) days from the end of its fiscal year, to review the audit results to determine if any claim for damages exists under the Agreement and Plan of Reorganization relating to the Acquisition, and (b) twelve (12) months after the closing of the Acquisition (i.e., April 8, 1999). Shares held in escrow may not be sold or transferred without the Company's consent.

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

     The Company has agreed to pay the expenses of registering the Shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the Selling Shareholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any such Selling Shareholder.

     The Company and the Selling Shareholders have agreed to indemnify each other and certain other related parties for certain liabilities in connection with the registration of the Shares offered hereby.

     Upon the occurrence of any of the following events, this Prospectus will be amended to include additional disclosure before offers and sales of the securities in question are made: (a) to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, such price would be set forth in the Prospectus, (b) if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, such arrangements would be described in the Prospectus, (c) if a Selling Shareholder sells to a broker-dealer acting in the capacity as an underwriter, such broker-dealer will be identified in the Prospectus and (d) if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the Prospectus.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California, 94306. Members of Fenwick & West LLP own an aggregate of 8,605 shares of Common Stock of the Company.

                                    EXPERTS

     The consolidated financial statements of Excite, Inc. appearing in Excite's Annual Report (Form 10-K) for the year ended December 31, 1997 and the supplemental consolidated financial statements of Excite, Inc. appearing in Excite's Report on Form 8-K dated May 15, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such reports, as to the year ended December 31, 1995, are based in part on the report of Price Waterhouse LLP, independent accountants. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of The McKinley Group, Inc. for the year ended December 31, 1995, not separately presented in this Prospectus, have been audited by Price Waterhouse LLP, independent accountants, whose report thereon appears herein. Such financial statements, to the extent they have been included in the consolidated financial statements and supplemental financial statements of Excite, Inc., have been so included in reliance on their report given on the authority of said firm as experts in auditing and accounting.

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